UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

(March 25, 2019)

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ______________.

NEWS RELEASE

PORTAGE MAKES ADDITIONAL INVESTMENT IN STIMUNITY S.A, A PARIS-BASED CANCER IMMUNOTHERAPY COMPANY.

Toronto, Ontario, March 25, 2019 - Portage Biotech Inc. (“Portage” or “the Company”) (Canadian Securities Exchange: PBT.U, OTC Markets : PTGEF), is pleased to announce that it has made an additional €600k investment in its associate, Stimunity, the Paris-based cancer immunotherapy company focused on STING. Stimunity has reached a major milestone in its preclinical development plan and the additional financing will enable it to start the manufacturing of its biologic cGAMP-VLP (STI-001) lead compound.

Stimunity’s first stage of the preclinical development plan was to unlock the mechanism of action of its main biological drug cGAMP-VLP (STI-001) and to reveal its therapeutic potential in comparison to competitors that are only focused on chemical approaches. STI-001 by its biologic nature shows a clear benefit for treating distant tumors in combination with immune checkpoint therapy whereas this effect was not comparable with competitor’s compound.

“We are very happy about this new preclinical result as it clearly demonstrates the superiority of the biological approach over chemical approaches on the STING pathway. STI-001 leads to a more potent T-cell response against the tumor, and this translates into a higher therapeutic benefit on distant tumors, which is important as we aim to treat patients with advanced cancer and metastasis “says Sylvain Carlioz, CEO of Stimunity.

Dr Ian Walters, chairman of the board of Stimunity and independent director of Portage commented “we are extremely impressed with the progress that the Stimunity team has made and are looking forward to seeing what they can achieve in the clinic.”

Stimunity has also secured a €50k non-dilutive financing from Paris Île-de-France “Innov’up Developpement” to help advancing on its second generation of drug STI-002 based on cGAMP-VLP technology.

About Stimunity

Stimunity is an early-stage research and development company focused on the development of STING agonists in cancer. The technology, licensed from Institut Curie, Inserm, and the University of Oxford, is based on a unique biologic approach which encapsulates endogenous STING-activating molecules in a Virus-Like Particle (VLP). Stimunity’s drug has the potential to be best-in-class, activating the innate immune system and enhancing T-cell response against tumor cells with low immunogenicity.

More information at:

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http://stimunity.com

•

contact@stimunity.com

About Portage

Portage Biotech, Inc. is a pharmaceutical company that identifies, finances, and develops best-in-class or first-in-class early-to-mid stage products. Portage chooses products with established scientific rationales and augments a company’s existing management teams. Portage creates much of its value by developing pre-proof of concept assets through proof of concept (POC).

Through Management’s extensive experience within Pharma, Portage is able to access a broad network of drug development professionals who through experience can determine the optimum development pathway for each compound, skewing the Portage’s risk/ profile. Management have over 80 combined years of experience in biotech, have overseen the development of 5 separate billion-dollar drugs, have built multiple companies valued in excess of 10 billion dollars, have taken 4 companies public, and have executed numerous multi-million-dollar licenses with Big Pharma.

Most recently Portage has acquired SalvaRx limited which has made investments in and helped form six immuno-oncology companies which are developing nine products. SalvaRx was formed by ex-Bristol Myers Squibb executives with extensive experience in the development and commercialization of immunotherapy.

For more information, visit http://www.portagebiotech.com.

For further information, contact Kam Shah, Chief Financial Officer, by telephone at (416) 929- 1806, by email at ks@portagebiotech.com or through our website, www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. These forward-looking statements involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release, are forward-looking statements. The use of certain words, including the "believe", "could", "expect" and "will" and similar expressions are intended to identify forward-looking statements. The Company may not actually achieve the plans and objectives disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including uncertainties relating to the future clinical success. Additional important factors to be considered in connection with forward-looking statements are described in the "Risk Factors" section of the Company's quarterly financials and Management Discussion and Analysis and annual Report in Form 20-F filed on SEDAR and EDGAR. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 27, 2019

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

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